77I.      TERMS OF NEW OR AMENDED SECURITIES

          The Board of Trustees approved the establishment of a new series, the 'Diversified Small Cap Growth Fund' that began operations on September 6, 2006. The Fund seeks long-term growth of capital by investing at least 80% of its assets in common stocks of small cap companies. The Fund offers Class A shares (sold with a maximum sales charge of 5.75% and subject to 12b-1 distribution fees of up to 0.25% of average daily net assets) and Class I shares (sold without a sales charge or 12b-1 distribution fee, but subject to a higher minimum investment).

          On July 14, 2006, the Board of Trustees authorized the termination of Class B shares of the Large Cap Core Equity Fund and the exchange of the Fund's Class B shares into the Fund's Class A shares. On August 11, 2006, Class B shares of the Large Cap Core Equity Fund were exchanged into Class A shares of the Fund with no front-end sales charge. However, future purchases of Class A shares of the Large Cap Core Equity Fund by the Fund's former Class B shareholders are subject to the Class A sales charge.